                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934
                                Amendment No. 11

                            P.H. Glatfelter Company
______________________________________________________________________________
                                (Name of Issuer)

                                 Common Stock
______________________________________________________________________________
                         (Title of Class of Securities)

                                  377316104
______________________________________________________________________________
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement
CUSIP No.

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
           PNC Bank Corp.  25-143-5979


    2)   Check the Appropriate Box if a Member of a Group (See Instructions)
         a)
         b)

    3)   SEC USE ONLY


    4)   Citizenship or Place of Organization Pennsylvania


  Number of Shares             5) Sole Voting Power                   9,106,116
  Beneficially Owned
  By Each Reporting
  Person With                  6) Shared Voting Power                 7,925,310


                               7) Sole Dispositive Power              9,043,588


                               8) Shared Dispositive Power            7,969,152


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                     17,328,228


   10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


   11) Percent of Class Represented by Amount in Row (9)                 39.43


   12) Type of Reporting Person (See Instructions)                          HC

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934
                                Amendment No. 11

                            P.H. Glatfelter Company
______________________________________________________________________________
                                (Name of Issuer)

                                 Common Stock
______________________________________________________________________________
                         (Title of Class of Securities)

                                  377316104
______________________________________________________________________________
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement
CUSIP No.

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
           PNC Bank, National Association, as trustee, executor, custodian and agent.

    2)   Check the Appropriate Box if a Member of a Group (See Instructions)
         a)
         b)

    3)   SEC USE ONLY


    4)   Citizenship or Place of Organization United States of America

  Number of Shares             5) Sole Voting Power                   9,105,589
  Beneficially Owned
  By Each Reporting
  Person With                  6) Shared Voting Power                 7,925,310


                               7) Sole Dispositive Power              9,043,061


                               8) Shared Dispositive Power            7,969,152


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                     17,276,847


   10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


   11) Percent of Class Represented by Amount in Row (9)                 39.31

   12) Type of Reporting Person (See Instructions)                          BK

   Item 1(a) - Name of Issuer:
     P.H. Glatfelter Company, a Pennsylvania Corporation (the "Company")


   Item 1(b) - Address of Issuer's Principal Executive Officers:
    228 South Main Stret, Spring Grove, PA 17362


   Item 2(a) = Name of Person Filing:
    PNC Bank, National Association, as trustee, executor, custodian and agent; and its ultimate parent corporation, PNC Bank Corp., a Pennsylvania Corporation.

   Item 2(b) - Address of Principal Business Office, or if None, Residence:
    PNC Bank, NA.                                 PNC Bank Corp.
    c/o Howard I. Verbofsky, Managing Counsel     c/o William F. Strome,
    Broad and Chestnut Street                       Senior Vice President
    Philadelphia, PA 19101                        Fifth Avenue and Wood Street
                                                  Pittsburgh, PA 15222


    Item 2(c) - Citizenship:
     PNC Bank, N.A. - National Banking Association; PNC Bank Corp. - PA corporation

    Item 2(d) - Title of Class of Securities:
     Common Stock, par value, $.01 per share (the "Common Stock"), of the Company

    Item 2(e) - CUSIP No.:
     377316104

    Item 3 - Statement Filed Pursuant to Rule 13d-1(b) or Rule 13d-2(b):
      Parent holding company; Bank

   Item 4 - Ownership:
     (a) Amount Beneficially Owned:
                                                                     17,328,228

     (b) Percent of Class:
                                                                         39.43

     (c) Number of shares to which such person has:
         (i) sole power to vote or to direct the vote                 9,106,116
        (ii) shared power to vote or to direct the vote               7,925,310
       (iii) sole power to dispose or to direct the disposition of    9,043,588
        (iv) shared power to dispose or to direct the disposition of  7,969,152


   Item 5 - Ownership of Five Percent of Less of a Class:
     Not Applicable

   Item 6 - Ownership of More than Five Percent on Behalf of Another Person:
     See Schedule A

   Item 7 - Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
     The record holder of the shares is PNC Bank, National Association


   Item 8 - Identification and Classification of Members of the Group:
      Not applicable

   Item 9 - Notice of Dissolution of Group:
      Not applicable

                                   Schedule A

                                P. H. Glatfelter



         Item 6 - Ownership of More Than Five Percent on Behalf of Another
                  Person

         The information contained in this statement relates to the shares of Common Stock that are held by PNC Bank, National Association, as trustee, executor, custodian or agent, or by other bank subsidiaries of PNC Bank Corp., acting in similar capacities (collectively, the "Shares). In accordance with Section 13d-3, certain of the Shares may be beneficially owned by more than one person. Of the Shares held in trusts, certain persons, including the settlors, trustees, beneficiaries and others named in the trust documents or documents ancillary thereto, may have the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares. As to the Shares that are held as executor, custodian or agent, certain persons, including account owners, have the power, under law or by contract, to direct the receipt of dividends from, or the proceeds from the sale of, such Shares. Notwithstanding the beneficial ownership of the Shares by several persons, the total number of Shares is 17,328,228.

         The following persons may have the power to direct the receipt of dividends from, or the proceeds from the sale of, a number of Shares that represents more than 5 % of the outstanding Common Stock.

           (a) Philip H. Glatfelter, III
               c/o P.H. Glatfelter Co.
               Spring Grove, PA 17362

         Philip H. Glatfelter, III is a co-trustee, along with PNC Bank, National Association, of 12 trusts holding an aggregate of 6,239,880 Shares,2 and may be deemed to have shared voting and dispositive power as to such Shares. He also has a right to withdraw an aggregate of 1,287,580 Shares from two trusts and a right to purchase an aggregate of 4,675,776 Shares from eight trusts. In addition, he has an annual noncumulative right to withdrawal equal to the greater of 5% or $5,000 from two trusts holding an

         _________________

          1 PNC Bank, National Association, as Bank Constituent and Trust Agent (as defined in the Voting Trust Agreement (as defined below)), and PNC Bank Corp., as the parent of PNC Bank, National Association, also report their beneficial ownership as to 13,570,752 of the shares of Common Stock reported herein (the "Trust Shares") on a statement on
         Schedule 13D filed with the Securities and Exchange Commission. The Trust Shares are held by the P.H. Glatfelter Family Shareholders' Voting Trust established pursuant to agreement dated as of July 1, 1993 (the "Voting Trust Agreement"). PNC Bank, National Association, as Bank Constituent and Trust Agent, and PNC Bank Corp. filed such
         Schedule 13D because PNC Bank, National Association, as Bank Constituent and Trust Agent, has certain powers under the Voting Trust Agreement that may be construed as voting power as to the Trust Shares. The Trust Shares are also included in this statement on
         Schedule 13G because they may be withdrawn from the Voting Trust by certain fiduciary trusts of which PNC Bank, National Association is a trustee or co-trustee, generally within 60 days. Such right of withdrawal may be deemed to continue the beneficial ownership of the Trust Shares by PNC Bank, National Association, as trustee or co-trustee of such fiduciary trusts, and PNC Bank Corp., as its parent corporation, that existed prior to the establishment of the Voting Trust.

          2 All of such Shares are Trust Shares (as defined in note 1).

          3 Philip H. Glatfelter, III serves as a co-trustee of one of these trusts. All of such Shares are Trust Shares (as defined in note 1).

          4 Philip H. Glatfelter, III serves as a co-trustee of two of these trusts. An aggregate of 1,600,872 of such Shares are Trust Shares (as defined in note 1).

         aggregate of 88,316 Shares. 5


            (b) George H. Glatfelter
                R.D. #5 - Woodsend
                Spring Grove, PA 17362

         George H. Glatfelter is a co-trustee, along with PNC Bank, National Association, of five trusts holding an aggregate of 88,964 Shares,6 and may be deemed to have shared voting and dispositive power as to all of such Shares. He also has a right to withdraw an aggregate of 901,161 Shares from two trusts7 and a right to purchase an aggregate of 3,806,352 Shares from six trusts.8 In addition, he has an annual, noncumulative right of withdrawal equal to the greater of 5% or $5,000 from two trusts holding an aggregate of 88,316 Shares.9

         _________________________



           5 Philip H. Glatfelter, III serves as a co-trustee of both of these trusts. All of such Shares are Trust Shares (as defined in note 1).

           6 George H. Glatfelter serves as a co-trustee of four of these trusts. All of such Shares are Trust Shares (as defined in note 1).

           7 All of such Shares are Trust Shares (as defined in note 1).

           8 An aggregate of 731,448 of such Shares are Trust Shares (as defined in note 1).

           9 George H. Glatfelter serves as a co-trustee of both of these trusts. All of such Shares are Trust Shares.

         Item 10 - Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



         Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         February 14, 1994
         _____________________________________________________________________
         Date


         _____________________________________________________________________
         Signature

          /s/ Howard I. Verbofsky, Managing Counsel
         _____________________________________________________________________
         Name/Title





         _____________________________________________________________________
         Date



         _____________________________________________________________________
         Signature


         _____________________________________________________________________
         Name/Title

         Item 10 - Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



         Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



          February 14, 1994
         _____________________________________________________________________
         Date


         _____________________________________________________________________
         Signature


         /s/ Michelle A. O'Donnell, Assistant Vice President and Assistant
             Regulatory Counsel
         _____________________________________________________________________
         Name/Title





         _____________________________________________________________________
         Date



         _____________________________________________________________________
         Signature



         _____________________________________________________________________
         Name/Title